June 27, 2005
Mail Stop 4561



Charles F. Howell
President
Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, Connecticut  06901

	Re:	Patriot National Bancorp, Inc.
		Amendment No. 1 to Form SB-2 filed on June 21, 2005
		File No. 333-124312


Dear Mr. Howell:

      We have reviewed the amendment to your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Standby Purchase  Agreements, page 28

1. Please advise us whether or not you anticipate that either Mr. Lewis or Mr. De Caro will be a standby purchaser. If either of them will be, disclose by footnote what their percentage ownership of you company will be, assuming that they were to make the maximum purchase that they have committed to.




Potential Problem Loans, page 44

2. We note your supplemental response to our prior comment 8. Please revise your disclosure to describe the nature of your significant non accrual loans. Disclose the changes in status or performance subsequent to December 31, 2004 and March 31, 2005. Quantify the amount of any specific allowance attributable to these non-accrual loans as of December 31, 2004 and March 31, 2005.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Accounting questions may be directed to Chris Harley at (202) 551-3695 or to Joyce Sweeney at (202) 551-3449. All other questions may be directed to me at (202) 551-3418.

						Sincerely,



						William Friar
						Senior Financial Analyst



cc:	William W. Bouton III, Esq.
	Kerry John Tomasevich, Esq.
	Tyler Cooper & Alcorn, LLP
	185 Asylum Avenue
	City Place 35th. Floor
	Hartford, Ct. 06103-3488
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Mr. Charles F. Howell
Patriot National Bancorp, Inc
June 27, 2005
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